# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARTER COMMUNICATIONS, INC., CIK 0001091667
CUSIP: 16119P108
Title of class of securities: Class A Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 400 Washington Boulevard, Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 09/28/2026
Filed by CIK 0000779426
Persons authorized to receive notices and communications: Attn: Deborah M. Lucy, Cox Communications Equity Holdings, Inc., 6205-A Peachtree Dunwoody Road, Atlanta, Georgia (GA), 30328, 678-645-0000

## Reporting persons
- Cox Enterprises, Inc. (CIK 0000779426): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 46,153,885; sole dispositive power 0; shared dispositive power 46,153,885; aggregate amount beneficially owned 46,153,885 (28.7% of the class); the aggregate amount excludes certain shares
  Comment: Note to Row 2: On August 19, 2026, Charter Communications, Inc. (the "Issuer"), Cox Enterprises, Inc. ("Cox Enterprises"), Cox Communications Equity Holdings, Inc. ("CCEH") and Advance/Newhouse Partnership (together with the Issuer, Cox Enterprises and CCEH, the "Stockholders") entered into the Third Amended and Restated Stockholders Agreement (the "Third Amended and Restated SHA"), which contains provisions relating to the transfer, ownership and voting of the Issuer's securities by Cox Enterprises and CCEH. Cox Enterprises expressly disclaims the existence of any membership in a group with the other Stockholders. See Item 6 of the Schedule 13D.
  
  Note to Rows 8, 10 and 11: Includes shares of Class A Common Stock of the Issuer, par value $0.001 per share (the "Class A Common Stock"), issuable upon (a) exchange of 33,586,045 Class C common units (the "Class C Common Units") of Charter Communications Holdings, LLC, a subsidiary of the Issuer ("Charter Holdings"), and (b) conversion of convertible preferred units of Charter Holdings with an aggregate liquidation preference of $6.0 billion (the "Preferred Units") and the exchange of the resulting Class C Common Units. Each Class C Common Unit is exchangeable, in certain circumstances, for cash or, at the Issuer's election, one share of Class A Common Stock, subject to certain adjustments. The Preferred Units are convertible into Class C Common Units at an initial conversion price of approximately $477.41 per unit, subject to certain adjustments. CCEH is wholly owned by Cox Enterprises. Cox Enterprises may be deemed to share beneficial ownership over the shares of Class A Common Stock beneficially owned by CCEH.
  
  Note to Row 12: Excludes shares beneficially owned by the executive officers and directors of the Reporting Persons.
  
  Note to Row 13: The percentage reported in this Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D, which was jointly filed on August 25, 2026 by Cox Enterprises and CCEH (the "Schedule 13D") is based on 114,437,206 shares of Class A Common Stock outstanding as of August 31, 2026, as confirmed by the Issuer. The percentage provided represents the number of shares of Class A Common Stock beneficially owned by the applicable Reporting Person on an as-converted, as-exchanged basis divided by the sum of (i) the amount of Class A Common Stock currently outstanding as reported by the Issuer plus (ii) the amount of Class A Common Stock issuable upon exchange or conversion, as applicable of the Class C Common Units and Preferred Units, in each case, held by the Reporting Persons.
- Cox Communications Equity Holdings, Inc. (CIK 0002151758): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 46,153,885; sole dispositive power 0; shared dispositive power 46,153,885; aggregate amount beneficially owned 46,153,885 (28.7% of the class); the aggregate amount excludes certain shares
  Comment: Note to Row 2: On August 19, 2026, the Stockholders entered into the Third Amended and Restated SHA, which contains provisions relating to the transfer, ownership and voting of the Issuer's securities by Cox Enterprises and CCEH. CCEH expressly disclaims the existence of any membership in a group with the other Stockholders. See Item 6 of the Schedule 13D.
  
  Note to Rows 8, 10 and 11: Includes shares of Class A Common Stock issuable upon (a) exchange of 33,586,045 Class C Common Units and (b) conversion of the Preferred Units and the exchange of the resulting Class C Common Units. Each Class C Common Unit is exchangeable, in certain circumstances, for cash or, at the Issuer's election, one share of Class A Common Stock, subject to certain adjustments. The Preferred Units are convertible into Class C Common Units at an initial conversion price of approximately $477.41 per unit, subject to certain adjustments.
  
  Note to Row 12: Excludes shares beneficially owned by the executive officers and directors of the Reporting Persons.
  
  Note to Row 13: The percentage reported in this Amendment is based on 114,437,206 shares of Class A Common Stock outstanding as of August 31, 2026, as confirmed by the Issuer. The percentage provided represents the number of shares of Class A Common Stock beneficially owned by the applicable Reporting Person divided by the sum of (i) the amount of Class A Common Stock currently outstanding as reported by the Issuer plus (ii) the amount of Class A Common Stock issuable upon exchange or conversion, as applicable of the Class C Common Units and Preferred Units, in each case, held by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.001 Per Share
Name of issuer: CHARTER COMMUNICATIONS, INC.
Address of issuer's principal executive offices: 400 Washington Boulevard, Stamford, Connecticut (CT), 06902
Comment:
This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), which was jointly filed on August 25, 2026 and is filed on behalf of Cox Enterprises, Inc., a Delaware corporation ("Cox Enterprises"), and Cox Communications Equity Holdings, Inc. a Delaware corporation ("CCEH" and together with Cox Enterprises, the "Reporting Persons"), with respect to shares of Class A Common Stock of Charter Communications, Inc., a Delaware corporation (the "Issuer" or "Charter"), par value $0.001 per share (the "Class A Common Stock"), (a) into which the Class C common units (the "Class C Common Units") of Charter Communications Holdings, LLC, a subsidiary of the Issuer ("Charter Holdings"), directly or indirectly held by the Reporting Persons are exchangeable or convertible, as applicable, and (b) into which the convertible preferred units of Charter Holdings (the "Preferred Units") directly or indirectly held by the Reporting Persons are exchangeable or convertible, as applicable.

On August 19, 2026, the Issuer, Charter Holdings and Cox Enterprises entered into the Cox Enterprises repurchase letter agreement (the "Repurchase Letter Agreement"), which governs the terms of Cox Enterprises' participation in the Issuer's share repurchases. Under the Repurchase Letter Agreement, Cox Enterprises may sell to the Issuer or to Charter Holdings, on a monthly basis, a number of shares of Class A Common Stock or Class C Common Units that represents a pro rata participation by Cox Enterprises and its affiliates in any direct or indirect repurchases or redemptions of shares of Class A Common Stock (including through the repurchase or redemption of any convertible equity securities, Class C Common Units or Preferred Units) from persons other than Cox Enterprises or Advance/Newhouse Partnership effected by the Issuer during the immediately preceding calendar month, at a purchase price equal to the average price paid by the Issuer for the shares repurchased or redeemed from persons other than Cox Enterprises or Advance/Newhouse Partnership during such immediately preceding calendar month and excluding repurchases in privately negotiated transactions or deemed repurchases due to cashless exercise of or payment of withholding taxes with respect to director, officer or employee equity awards of the Issuer. Cox Enterprises has the right to elect whether its participation in the Issuer's repurchases will consist of shares of Class A Common Stock, Class C Common Units or a combination thereof; however, all repurchases will be settled in cash at the applicable purchase price.

On September 28, 2026, pursuant to the terms of the Repurchase Letter Agreement, Cox Enterprises delivered to the Issuer a suspension notice (the "Suspension Notice"), which suspended the share repurchases under the Repurchase Letter Agreement (such suspension, the "Suspension of the Share Repurchases") until the Suspension Notice is revoked by written notice from Cox Enterprises to the Issuer pursuant to the Repurchase Letter Agreement. This Amendment is being filed solely to disclose the Suspension of the Share Repurchases.

## Item 2. Identity and Background
Name of person filing: Not applicable
Residence or business address: Not applicable
Present principal occupation or employment: Not applicable
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: Not applicable

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable

## Item 4. Purpose of Transaction
Purpose of transaction: The information with respect to the Suspension of the Share Repurchases forth in Item 5(c) is incorporated herein by reference to the extent responsive to this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended and supplemented to read as follows:

Calculations of the percentage of Class A Common Stock beneficially owned is based on 114,437,206 shares of Class A Common Stock outstanding as of August 31, 2026, as confirmed by the Issuer.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person are set forth on row 11 and row 13, respectively, of the cover pages of the Amendment and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is amended and supplemented to read as follows:

For each Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 10 of the cover pages of the Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is supplemented as follows:

On September 28, 2026, pursuant to the terms of the Repurchase Letter Agreement, Cox Enterprises delivered to the Issuer the Suspension Notice which suspended the share repurchases under the Repurchase Letter Agreement until such Suspension Notice is revoked by written notice from Cox Enterprises to the Issuer pursuant to the Repurchase Letter. The Suspension Notice is attached hereto as Exhibit 1 and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information with respect to the Suspension of the Share Repurchases set forth in Item 5(c) is incorporated herein by reference to the extent responsive to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description
Exhibit 1 Suspension Notice, dated September 28, 2026.

## Signatures
- Cox Enterprises, Inc.: /s/ Jennifer Hightower, Jennifer Hightower, Executive Vice President, Chief Legal Officer (09/30/2026)
- Cox Communications Equity Holdings, Inc.: /s/ Jennifer Hightower, Jennifer Hightower, Secretary (09/30/2026)